UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained herein, as well as Exhibit 99.1 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Amendment to Agreement Governing Revolving Facility

On May 26, 2020, Canada Goose Holdings Inc. (the “Company”) and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) to its senior secured asset-based revolving facility, originally entered into on June 3, 2016, and as amended and restated on May 10, 2019 and as further amended on February 24, 2020 (together, the “Original Amended and Restated Credit Agreement”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. In addition to providing for the asset-based revolving facility set forth in the Original Amended and Restated Credit Agreement (the “Existing Revolving Facility”), the Second Amended and Restated Credit Agreement also includes a “first in last out” revolving facility (the “FILO Revolving Facility”) of CAD$50,000,000. The FILO Revolving Facility is subject to greater borrowing base advance rate percentages than the Existing Revolving Facility, as further set forth in the Second Amended and Restated Credit Agreement. The FILO Revolving Facility matures on May 25, 2021 and is subject to interest rate charge options that are based on Canadian prime rate, Bankers’ Acceptance rate, the lenders’ Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin of between 2.00% and 3.75%. The Existing Revolving Facility and the FILO Revolving Facility are subject to financial and non-financial covenants which could impact the Company’s ability to draw funds, as further set forth in the Second Amended and Restated Credit Agreement.

As part of the Second Amended and Restated Credit Agreement, the commitments under the Existing Revolving Facility were reduced by CAD$50,000,000. However, upon the maturity of the FILO Revolving Facility, and upon any early termination by the Company of commitments under the FILO Revolving Facility, the terminated commitments under the FILO Revolving Facility will be converted into, and will increase, the commitments under the Existing Revolving Facility at such time.

The foregoing description of the Second Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Amended and Restated Credit Agreement, which is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Second Amended and Restated Credit Agreement dated May 26, 2020, by and among Canada Goose Holdings Inc. and Canadian Imperial Bank of Commerce

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

	By:	/s/ David Forrest
	Name:	David Forrest
	Title:	Senior Vice President, General Counsel
Date: May 29, 2020